

September 23, 2011

Via E-mail
David H. Lesser
CEO & Chairman of the Board
Pittsburgh & West Virginia Railroad
55 Edison Avenue
West Babylon, NY 11704

> **Re: Pittsburgh & West Virginia Railroad**
> **Registration Statement on Form S-4**
> **Filed August 31, 2011**
> **File No. 333-176571**

Dear Mr. Lesser:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that in the merger holders of Pittsburgh & West Virginia Railroad shares will receive one newly issued share of Power REIT for each of their currently outstanding shares of common stock. We also note that the Form S-4 was filed on behalf of Pittsburgh & West Virginia Railroad rather than Power REIT even though Power REIT will be the issuer. Please tell us why the Form S-4 was not filed on behalf of Power REIT and, if applicable, please advise us how you are in compliance with Rule 414 of Regulation C. Alternatively, please withdraw your filing and refile your registration statement under Power REIT.

2. Please provide the information required by Item 19 of Form S-4 or advise.

3.   We note that, on page 34 of the prospectus, you incorporate by reference information from other Exchange Act filings. Please advise how you are eligible to incorporate by reference on this Form S-4 or revise your form to remove the incorporation by reference and include the required information.

Exhibits

4.   Please file your tax and legal opinions prior to the effectiveness of your registration statement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Kevin Acklin
Leech Tishman Fuscaldo & Lampl LLC
Via E-mail